Exhibit 99.2

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purposes of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

This short form prospectus has been filed under legislation in all provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. Unless otherwise specified in the applicable prospectus supplement, the securities offered hereunder have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered, sold or delivered in the United States or to or for the account or benefit of a “U.S. person” as defined in the regulations thereunder. Unless otherwise specified in the applicable prospectus supplement, this short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See “Plan of Distribution”.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Corporation at 2845 Bristol Circle, Oakville, Ontario, L6H 7H7, telephone (905) 465-4500, and are also available electronically at www.sedar.com.

PRELIMINARY SHORT FORM BASE SHELF PROSPECTUS

New Issue	January 29, 2014

ALGONQUIN POWER & UTILITIES CORP.

$1,000,000,000

Subscription Receipts

Common Shares

Preferred Shares

Algonquin Power & Utilities Corp. (the “Corporation”) may, from time to time, offer and issue subscription receipts (“Subscription Receipts”), common shares (“Common Shares”) and preferred shares of any series (“Preferred Shares” and, together with the Subscription Receipts and the Common Shares, the “Securities”) in an aggregate initial offering price of up to $1,000,000,000 (or the equivalent thereof in other currencies based on the applicable exchange rate at the time of the offering) during the 25 month period that this short form prospectus, including any amendments hereto, remains in effect. Securities may be offered for sale in amounts, at prices and on such terms as the Corporation may determine from time to time depending upon the Corporation’s financing requirements, prevailing market conditions at the time of sale and other factors.

The specific terms of any offering of Securities will be set forth in one or more prospectus supplements, which will accompany this short form prospectus, including where applicable, the number of Securities offered, the issue price (in the event the offering is a fixed price distribution), the manner of determining the issue price(s) (in the event the offering is a non-fixed price distribution) and any other specific terms including, (i) in the case of Subscription Receipts, the manner of determining the issue price(s) (in the event the offering is a non-fixed price distribution), the terms and procedures for the exchange of the Subscription Receipts and any other specific terms and (ii) in the case of Preferred Shares, the designation of the particular series of Preferred Shares, any voting rights, any dividend rate, any dividend payment dates, any terms for redemption or retraction and any exchange or conversion terms. The Corporation may also include in a prospectus supplement specific terms pertaining to the Securities which are not within the options and parameters set forth in this short form prospectus.

All shelf information permitted under applicable laws to be omitted from this short form prospectus will be contained in one or more prospectus supplements that will be delivered to prospective purchasers together with this short form prospectus. Each prospectus supplement will be deemed to be incorporated by reference into this short form prospectus as of the date of the prospectus supplement and only for the purposes of the offering of Securities to which the prospectus supplement pertains.

Prospective purchasers should be aware that the purchase of Securities may have tax consequences both in Canada and the United States. Tax consequences for investors who are resident in, or citizens of, the United States may not be fully described in the applicable prospectus supplement. Prospective purchasers should read the tax discussion, if any, in the applicable prospectus supplement and consult with an independent tax advisor with respect to the purchaser’s particular circumstances.

The Corporation’s outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “AQN” and the Corporation’s outstanding cumulative rate reset preferred shares, Series A (the “Series A Preferred Shares”) are listed and posted for trading on the TSX under the symbol “AQN.PR.A”.

Any offering of Subscription Receipts or Preferred Shares will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable prospectus supplement, the Subscription Receipts or Preferred Shares will not be listed on any securities exchange. Unless otherwise specified in the applicable prospectus supplement, there is no market through which the Subscription Receipts or Preferred Shares may be sold and purchasers may not be able to resell Subscription Receipts or Preferred Shares purchased under this short form prospectus or any prospectus supplement. This may affect the pricing of the Subscription Receipts or Preferred Shares in the secondary market (if any), the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation.

This prospectus constitutes a public offering of Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. The Corporation may offer and sell Securities to or through one or more underwriters or dealers purchasing as principals designated by the Corporation from time to time and may also sell Securities directly to one or more purchasers pursuant to applicable statutory exemptions or through agents. Underwriters, dealers or agents with respect to the Securities sold to or through underwriters, dealers or agents will be named in the prospectus supplement relating to that particular offering of Securities. The prospectus supplement relating to a particular offering of Securities will also set forth the terms of the offering of Securities including, to the extent applicable, any fees, discount or other remuneration payable to the underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price (in the event the offering is a fixed price distribution), the manner of determining the issue price(s) (in the event the offering is a non-fixed price distribution), the proceeds that the Corporation will receive and any other material terms of the plan of distribution. Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers at the time of sale, which prices may vary as between purchasers and during the period of distribution of the Securities. No underwriter, dealer or agent has been involved in the preparation of this short form prospectus or performed any review of the contents of this short form prospectus. See “Plan of Distribution”.

Subject to applicable securities legislation and except as set out in a prospectus supplement relating to a particular offering of Securities, in connection with any offering of Securities under this short form prospectus, the underwriters, dealers or agents may over-allot or effect transactions intended to stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. These transactions, if commenced, may be interrupted or discontinued at any time. See “Plan of Distribution”.

Investing in the Securities involves risks that should be considered carefully by prospective purchasers. See “Risk Factors” in this short form prospectus, the section entitled “Risk Factors” in the AIF (as defined herein) and the section entitled “Treasury Risk Management” in the 2012 MD&A (as defined herein) for a description of these risks. These sections also describe the Corporation’s assessment of these risks as well as certain of the potential consequences to prospective purchasers if a risk should occur.

The earnings coverage ratios for the Corporation for the twelve-month periods ended December 31, 2012 and September 30, 2013 is less than one-to-one. See “Earnings Coverage Ratios”.

The registered and head office of the Corporation is located at 2845 Bristol Circle, Oakville, Ontario, L6H 7H7.

The offering of Securities is subject to approval of certain legal matters on behalf of the Corporation by Blake, Cassels & Graydon LLP.

ii

iii

CURRENCY, DEFINITIONS AND U.S. GAAP

In this short form prospectus and in any prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars.

Unless the context otherwise requires, all references in this short form prospectus and any prospectus supplement to “the Corporation” refer to Algonquin Power & Utilities Corp. and the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. and partnership interests held by Algonquin Power & Utilities Corp. and its subsidiary entities.

The Corporation is an “SEC issuer” as such term is defined in National Instrument 52-107 – Acceptable Accounting Principles and Auditing Standards. Effective January 1, 2011, the Corporation changed the basis of its accounting from Canadian generally accepted accounting principles (“Canadian GAAP”) to generally accepted accounting principles in the United States (“U.S. GAAP”) and follows disclosures required per Regulation S-X Rule 10-10, Interim Financial Statements provided by the U.S. Securities and Exchange Commission Guidance. The Corporation’s interim and annual consolidated financial statements incorporated by reference herein have been prepared in accordance with U.S. GAAP. Therefore, the consolidated financial statements incorporated by reference into this short form prospectus may not be comparable to financial statements prepared in accordance with Canadian GAAP.

FORWARD-LOOKING STATEMENTS

This short form prospectus, any applicable prospectus supplements and the documents incorporated herein, contain forward-looking statements within the meaning of applicable securities laws, including, among others, statements relating to the Corporation’s objectives and strategies to achieve those objectives, the Corporation’s beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward-looking statements generally can be identified by words such as “outlook”, “objective”, “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans” or “continue” or similar expressions suggesting future outcomes or events. Such forward-looking statements reflect the Corporation’s beliefs at the time such statements are made and are based on information available to management at the time such statements are made. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. These statements are not guarantees of future performance and are based on the Corporation’s estimates and assumptions that are subject to risks and uncertainties, including those described under “Risk Factors” below and those discussed in the Corporation’s materials filed with the Canadian securities regulatory authorities from time to time, which could cause the actual results and performance of the Corporation to differ materially from the forward-looking statements contained in this short form prospectus, and the documents incorporated by reference herein. These risks and uncertainties include, among other things, risks related to: the Common Share price; availability of cash for distributions; liquidity; credit risk; interest rate, exchange rate and other debt related risks; the effects of changes in environmental and other laws and regulatory policy applicable to the energy and utilities sectors; decisions taken by regulators on monetary policy; the state of the Canadian and the U.S. economies and accompanying business climate; tax risk; ability to access capital markets; dilution; government regulation; shareholder liability; potential conflicts of interest; redemption rights; statutory remedies; and the tax position and consequences unique to each security holder. Material factors or assumptions that were applied in drawing a conclusion or making an estimate set out in the forward-looking statements include that the general economy remains stable; and equity and debt markets continue to provide access to capital. The Corporation cautions that this list of factors is not exhaustive. Although the forward-looking statements contained in this short form prospectus, any applicable prospectus supplements and the documents incorporated herein, are based upon what the Corporation believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. All forward-looking statements in this short form prospectus, any applicable prospectus supplements and the documents incorporated herein, are qualified by these cautionary statements. The forward-looking statements are made only as of the date that such statements are made and the Corporation, except as required by applicable law, assumes no obligation to update or revise them to reflect new information or the occurrence of future events or circumstances.

This cautionary statement qualifies all forward-looking statements contained in this short form prospectus or incorporated by reference herein.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Corporation at 2845 Bristol Circle, Oakville, Ontario, L6H 7H7, telephone (905) 465-4500, and are also available electronically at www.sedar.com.

The following documents of the Corporation, filed with the various provincial securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference and form an integral part of this short from prospectus:

(a)	the annual information form of the Corporation dated March 28, 2013 for the year ended December 31, 2012 (the “AIF”);

(b)	the consolidated financial statements of the Corporation as at and for the years ended December 31, 2012 and 2011 together with the notes thereto and the auditors’ report thereon;

(c)	management’s discussion and analysis (“2012 MD&A”) of the Corporation for the year ended December 31, 2012;

(d)	the unaudited interim consolidated financial statements of the Corporation as at and for the three and nine months ended September 30, 2013, together with the notes thereto;

(e)	management’s discussion and analysis of the Corporation for the three and nine months ended September 30, 2013; and

(f)	the management information circular of the Corporation filed on March 26, 2013 in respect of an annual meeting of shareholders of the Corporation held on April 23, 2013.

All material change reports (excluding confidential material change reports), annual information forms, annual financial statements and the auditors’ report thereon, unaudited interim financial statements and related management’s discussion and analysis, information circulars, business acquisition reports, press releases that expressly state that they are incorporated by reference herein and any other documents as may be required to be incorporated by reference herein under applicable securities legislation which are filed with a securities commission or any similar authority in Canada after the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference into this short form prospectus.

Upon a new annual information form and related audited annual financial statements and management’s discussion and analysis being filed by the Corporation with, and where required, accepted by, the securities commission or similar regulatory authority in each of the provinces of Canada during the term of this short form prospectus, the previous annual information form, the previous audited annual financial statements and related management’s discussion and analysis, all unaudited interim financial statements and related management’s discussion and analysis, material change reports and business acquisition reports filed prior to the commencement of the Corporation’s financial year in which the new annual information form and related audited annual financial statements and management’s discussion and analysis are filed shall be deemed no longer to be incorporated into this short form prospectus for purposes of future offers and sales of Securities under this short form prospectus. Upon new unaudited interim financial statements and related management’s discussion and analysis being filed by the Corporation with the securities commission or similar regulatory authority in each of the provinces of Canada during the term of this short form prospectus, all unaudited interim financial statements and related management’s discussion and analysis filed prior to the new unaudited interim financial statements and related management’s discussion and analysis shall be deemed no longer to be incorporated into this short form prospectus for purposes of future offers and sales of Securities under this short form prospectus. Upon a new information circular relating to an annual meeting of shareholders of the Corporation being filed by the Corporation with the securities commission or similar regulatory authority in each of the provinces of Canada during the term of this short form prospectus, the information circular for the preceding annual meeting of shareholders of the Corporation shall be deemed no longer to be incorporated into this short form prospectus for purposes of future offers and sales of Securities under this short form prospectus.

All shelf information permitted under applicable laws to be omitted from this short form prospectus will be contained in one or more prospectus supplements that will be delivered to prospective purchasers together with this short form prospectus. A prospectus supplement containing the specific terms of any Securities offered thereunder and other information relating to such Securities will be delivered to prospective purchasers of such Securities together with this short form prospectus and will be deemed to be incorporated by reference into this short form prospectus as of the date of the prospectus supplement and only for the purposes of the offering of the Securities to which the prospectus supplement pertains.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or replaces such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of this short form prospectus.

Prospective purchasers should rely only on the information contained in or incorporated by reference in this short form prospectus or any prospectus supplement. The Corporation has not authorized anyone to provide prospective purchasers with different or additional information. The Corporation is not making an offer of Securities in any jurisdiction where the offer is not permitted by law. Prospective purchasers should not assume that the information contained in or incorporated by reference in this short form prospectus or any prospectus supplement is accurate as of any date other than the date of the applicable document.

ALGONQUIN POWER & UTILITIES CORP.

General

The Corporation was incorporated under the Canada Business Corporations Act (the “CBCA”) on August 1, 1988 as Traduction Militech Translation Inc. Pursuant to articles of amendment dated August 20, 1990 and January 24, 2007, the Corporation amended its articles to change its name to Societe Hydrogenique Incorporée – Hydrogenics Corporation and Hydrogenics Corporation – Corporation Hydrogenique, respectively. Pursuant to a certificate and articles of arrangement dated October 27, 2009, the Corporation, among other things, created the Common Shares and changed its name to Algonquin Power & Utilities Corp. The head and principal office of the Corporation is located at 2845 Bristol Circle, Oakville, Ontario, L6H 7H7.

The Corporation is continuing the business of Algonquin Power Co. (“APCo”) (formerly, Algonquin Power Income Fund). The Corporation’s principal holdings are its trust units of APCo and shares of Liberty Utilities (Canada) Corp. (“Liberty Utilities”).

Ian Robertson is the Chief Executive Officer, Chris Jarratt is the Vice Chairman and David Bronicheski is the Chief Financial Officer of the Corporation.

The following chart illustrates the corporate structure of the Corporation and its primary subsidiaries and businesses:

BUSINESS OF THE CORPORATION

The Corporation is engaged in the ownership and operation of regulated and non-regulated utility businesses in North America. The Corporation’s operations are aligned into two major business units: APCo undertakes the non-regulated utility business which involves the generation and sale of electrical energy within the independent power generation industry in North America and Liberty Utilities undertakes the regulated utility business which involves the provision of rate regulated natural gas, electricity and water distribution services and wastewater treatment services in the United States.

Non-Regulated Utility Business

APCo owns and operates a diversified portfolio of electrical energy generation facilities. Within this business there are three distinct divisions: Renewable Energy, Thermal Energy and Development. The Renewable Energy division operates APCo’s hydroelectric and wind power facilities. APCo currently has two solar projects under development which upon commercial operation will be incorporated into the Renewable Energy Division. The Thermal Energy division primarily operates two natural gas co-generation facilities. The Development division seeks to deliver continuing growth to APCo through the development of greenfield power generation projects, accretive acquisitions of electrical energy generation facilities as well as development of organic growth opportunities within APCo’s existing portfolio of renewable energy and thermal energy facilities.

APCo’s Renewable Energy Division generates and sells electrical energy produced by its diverse portfolio of non-regulated renewable and clean energy power generation facilities located across North America. APCo delivers continuing growth through development of new greenfield power generation projects and accretive acquisitions of additional electrical energy generation facilities. APCo owns or has interests in hydroelectric facilities with a combined generating capacity of approximately 125 megawatts (“MW”). APCo also owns or has interests in wind powered generating facilities with a combined generating capacity of 650 MW. In 2014 APCo will add approximately 30 MW of solar energy production to its portfolio. Approximately 82% of the electrical output from the hydroelectric and wind generating facilities is sold pursuant to long term, stipulated price contractual arrangements which have a weighted average remaining contract life of 14 years.

APCo’s Thermal Energy Division owns or has interests in thermal energy facilities with approximately 350 MW of installed generating capacity. Approximately 93% of the electrical output from the owned thermal facilities is sold pursuant to long term power purchase agreements (“PPAs”) with major utilities and which have a weighted average remaining contract life of 6 years.

The Development Division works to identify, develop and construct new, renewable and efficient energy generating facilities, as well as to identify, develop and construct other accretive projects that maximize the potential of APCo’s existing facilities. The Development Division is focused on projects within North America with a commitment to working proactively with all stakeholders, including local communities. The Development Division may also create opportunities through the acquisition of operating assets with accretive characteristics and prospective projects that are at various stages of development.

Rate Regulated Utility Business

Liberty Utilities owns and operates natural gas, electricity and water/wastewater utility systems through its wholly-owned rate regulated subsidiaries. The underlying business strategy is to provide quality and reliable utility services while generating stable and predictable earnings from the nationwide portfolio of moderate-sized utilities. These operations are organized to share certain common infrastructure which allows Liberty Utilities to provide a best-in-class customer experience. Liberty Utilities currently serves approximately 470,000 electric, natural gas and water/wastewater utility customers.

Recent Developments

Issuance of $200 million Senior Unsecured Debentures

On January 17, 2014, APCo, a subsidiary entity of the Corporation, issued $200 million 4.65% senior unsecured debentures with a maturity date of February 15, 2022 (the “APCo Debentures”) pursuant to a private placement. The APCo Debentures were sold at a price of $99.864 per $100.00 principal amount, resulting in an effective yield to maturity of 4.671% per annum. Concurrent with the private placement, APCo entered into a cross currency swap, coterminous with the APCo Debentures, to convert the Canadian dollar denominated private placement into U.S. dollars, resulting in an effective interest rate throughout the term of the APCo Debentures of approximately 4.77%.

Net proceeds from the private placement of the APCo Debentures will be used for one or more of the following uses: towards financing the acquisition of the remaining 40% ownership interest in its Senate, Sandy Ridge and Minonk wind farms in the U.S. (described below), to reduce amounts outstanding on project debt related to its Shady Oaks wind farm, to reduce amounts outstanding under its bank credit facility and for general corporate purposes.

Acquisition of New England Natural Gas Distribution Assets

On December 20, 2013, a subsidiary of the Corporation closed the acquisition of the regulated natural gas distribution utility assets located in Massachusetts (“New England Gas”) for total consideration of approximately U.S. $74.0 million subject to working capital and other closing adjustments. As part of the consideration, the Corporation assumed U.S. $19.5 million of existing debt. New England Gas provides natural gas service to approximately 53,000 customers in Massachusetts.

Acquisition of 20 MWac Solar Development Project

On November 28, 2013, a subsidiary of the Corporation entered into an agreement with Valos Solar Ventures LLC to purchase and complete construction of a 20 MWac solar facility (“Bakersfield Solar”) located near Bakersfield, California.

Following commissioning, scheduled for the fourth quarter of 2014, Bakersfield Solar is expected to generate 53.3 GWh of energy per year and will have 20 year warranties on its panels and inverters. Bakersfield Solar, located in Kern County, California will sell its energy to Pacific Gas & Electric Company pursuant to a 20 year PPA. Consideration for the acquisition of the development rights from the original developer of Bakersfield Solar is approximately $2.2 million. Total capital cost to construct the project, including the acquisition of the land on which the project is located, is expected to be approximately U.S. $58.5 million.

Further Investment in U.S. Wind Generation

On November 28, 2013 a subsidiary of the Corporation entered into an agreement to acquire the remaining 40% of its Senate, Sandy Ridge and Minonk wind farms in the U.S. from Gamesa Wind US, LLC (“Gamesa”) for total consideration of approximately U.S. $117 million.

The Corporation currently holds a 60% controlling interest in the Senate, Sandy Ridge and Minonk wind farms which were originally acquired through a newly formed partnership whose original members included a subsidiary of the Corporation, Gamesa and certain tax equity investors. This combined 400 MW wind portfolio consists of three facilities, Minonk (200MW), Senate (150MW) and Sandy Ridge (50MW) located in the states of Illinois, Texas, and Pennsylvania, respectively.

The Corporation has been the majority owner and manager of these wind farms since 2012 when commercial operation was achieved. Therefore, no additional ongoing management or administrative costs are expected to be incurred. Gamesa will continue to provide operations, warranty and maintenance services for the wind turbines and balance of plant facilities under 20 year contracts. Regulatory approval in respect of the acquisition has been received and closing is expected to occur on or before January 31, 2014.

Change of Auditors

Effective March 28, 2013, the board of directors of the Corporation, based on the recommendation of its Audit Committee, appointed Ernst & Young LLP as the auditors of the Corporation. At the request of the Corporation, KPMG LLP (“KPMG”) resigned as auditors of the Corporation. The determination to change the auditors of the Corporation was not as a result of any reportable event, as that term is defined in section 4.11 of National Instrument 51-102. There have been no disagreements between the Corporation and KPMG and there were no reservations in KPMG’s audit reports for the fiscal years ended December 31, 2012 and 2011. The Corporation filed the reporting package in accordance with National Instrument 51-102 on March 20, 2013.

DESCRIPTION OF SHARES AND SHARE CAPITAL

In this section, “the Corporation” refers only to Algonquin Power & Utilities Corp. and not the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. and partnership interests held by Algonquin Power & Utilities Corp. and its subsidiary entities. The following description of the terms of the Securities sets forth certain general terms and provisions of Securities in respect of which a prospectus supplement may be filed. Additional terms and provisions of Securities offered by any prospectus supplement will be described in the prospectus supplement filed in respect of the Securities. This summary does not purport to be complete and is subject to, and qualified by, reference to the terms of the Corporation’s articles, a copy of which has been filed with the securities commission or similar regulatory authority in each of the provinces of Canada and is available electronically at www.sedar.com.

General

The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series.

Common Shares

The holders of Common Shares are entitled to dividends if, as and when declared by the board of directors of the Corporation, to one vote per share at meetings of the holders of Common Shares and upon liquidation, dissolution or winding up of the Corporation to receive pro rata the remaining property and assets of the Corporation. As of the date hereof, there are 206,348,985 Common Shares issued and outstanding.

The Corporation currently pays a quarterly dividend of $0.0775 per Common Share for a total annual dividend of $0.34 per Common Share. However, any future determination to pay dividends will be at the discretion of the Corporation’s board of directors and will be dependent upon the Corporation’s earnings, capital requirements and financial position, as well as general economic conditions and other factors deemed relevant by the Corporation’s board of directors.

The Corporation has adopted a shareholder rights plan as continued, amended and restated as of April 23, 2013 and approved by shareholders on April 23, 2013. A copy of the shareholder rights plan has been filed with the securities commission or similar regulatory authority in each of the provinces of Canada and is available electronically at www.sedar.com.

Preferred Shares

The Corporation is authorized to issue an unlimited number of preferred shares, issuable in one or more series, containing terms and conditions as approved by the board of directors of the Corporation.

The Corporation currently has outstanding 4,800,000 Series A Preferred Shares. The Series A Preferred Shares are non-voting and yield 4.5% annually for the initial six-year period ending on December 31, 2018. The Series A Preferred Shares are not redeemable by the Corporation prior to December 31, 2018. On such date and on December 31 every five years thereafter, the Corporation may, at its option, on prior written notice, redeem all or any number of the outstanding Series A Preferred Shares by payment in cash per Series A Preferred Share of a sum equal to $25.00, together with all accrued and unpaid dividends. The Series A Preferred Shares do not have a fixed maturity date and are not redeemable at the option of the holders of Series A Preferred Shares. The Series Preferred A Shares are convertible at the option of the holders thereof on December 31, 2018 and on December 31 every five years thereafter into cumulative floating rate preferred shares, Series B, referred to as the Series B Preferred Shares.

The Corporation currently has outstanding 100 Series C Preferred Shares. These shares are non-voting and were issued on January 1, 2013 to the holders (or their designees) of the Class B limited partnership units (the “Class B Units”) of St. Leon Wind Energy LP in exchange for the Class B Units. The characteristics of the Series C Preferred Shares will provide approximately the same after tax cash to individuals holding such shares as what was estimated to have been expected from the Class B Units. Holders of the Series C Preferred Shares include a partnership controlled by Ian Robertson, Chief Executive Officer of the Corporation and a partnership controlled by Chris Jarratt, Vice Chairman of the Corporation. The Series C Preferred Shares are mandatorily redeemable by the Corporation in 2031 and have a contractual cumulative cash dividend. Accordingly, these shares are accounted for as liabilities on the Corporation’s unaudited interim financial statements. The Series C Preferred Shares were initially measured at their estimated fair value of $18.5 million based on the present value of expected contractual cash flow including dividends and the redemption amount, discounted at a rate of 5.0%. The recognition of the initial fair value of $18.5 million resulted in an adjustment to equity of the shareholders of the Corporation. The Series C Preferred Shares are accounted for under the effective interest method, resulting in accretion of interest expense over the term of the shares. Dividend payments are recorded as a reduction of the Series C Preferred Share carrying value.

The specific terms of any series of Preferred Shares to be issued hereunder will be as described in a prospectus supplement. Accordingly, the statements made in this section may not apply to a particular series of Preferred Shares.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

In this section, “the Corporation” refers only to Algonquin Power & Utilities Corp. and not the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. and partnership interests held by Algonquin Power & Utilities Corp. and its subsidiary entities. The particular terms and provisions of Subscription Receipts offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the prospectus supplement filed in respect of such Subscription Receipts. This description will include, where applicable:

(a)	the number of Subscription Receipts;

(b)	the price at which the Subscription Receipts will be offered;

(c)	the procedures for the exchange of the Subscription Receipts into Common Shares or other securities;

(d)	the number of Common Shares or other securities that may be obtained upon exercise of each Subscription Receipt;

(e)	the designation and terms of any other securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Common Share or security;

(f)	the terms applicable to the gross proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

(g)	the material tax consequences of owning Subscription Receipts; and

(h)	any other material terms and conditions of the Subscription Receipts.

Subscription Receipts may be offered separately or in combination with one or more other Securities. The Subscription Receipts will be issued under a subscription receipt agreement. A copy of the subscription receipt agreement will be filed by the Corporation with the securities commission or similar regulatory authority in each of the provinces of Canada after it has been entered into by the Corporation and will be available electronically at www.sedar.com.

CONSOLIDATED CAPITALIZATION

	As at December 31, 2012	As at September 30, 2013
Item (in thousands of dollars, other than the number of Common Shares outstanding)		before giving effect to any Offering	after giving effect to material changes since September 30, 2013 (1)
Revolving Credit Facilities(2)	54,434	90,101	171,000
Long-Term Debt, excluding Revolving Credit Facilities	716,392	1,001,874	1,186,000
Convertible Debentures	960	—	—
Series C Preferred Shares (4)		17,812	17,812

Consolidated Indebtedness	771,786	1,109,787	1,374,812

Equity attributable to common shareholders(3)	800,700	809,583	809,583
Series A Preferred Shares	116,546	116,546	116,546
Non-Controlling Interest	484,883	495,956	495,956

Total Equity	1,402,129	1,422,085	1,422,085

Total Capitalization	2,173,915	2,531,872	2,796,897

Notes:

(1)	Adjustments to total capitalization include: (i) $200 million principal amount of debentures issued January 17, 2014 by APCo, (ii) the acquisition of New England Gas, including U.S. $19.5 million of debt assumed, and (iii) additional capital expenditures primarily relating to the Corporation’s development pipeline incurred subsequent to the interim reporting period.
(2)	Revolving credit facilities includes the senior credit facility of APCo and the senior credit facility of a subsidiary of Liberty Utilities.
(3)	Equity attributable to common shareholders as set forth in this table is equal to the book value of Common Shares, plus fully funded subscription receipts, plus additional paid-in capital, less accumulated other comprehensive loss, less accumulated deficit.
(4)	The Series C Preferred Shares are mandatorily redeemable in 2031 and have a contractual cumulative cash dividend paid quarterly until the date of redemption. The shares are accounted for as liabilities on the Corporation’s consolidated financial statements.

TRADING PRICES AND VOLUMES

Common Shares

The outstanding Common Shares are traded on the TSX under the trading symbol “AQN”. The following table sets forth the high and low price for, and the volume of trading in, the Common Shares for the periods indicated, based on information obtained from the TSX.

	Price ($)
Month	High	Low	Trading Volume
2013
January	7.60	6.88	11,038,999
February	7.69	7.21	10,677,103
March	7.83	7.30	9,493,283
April	8.07	6.98	7,981,194
May	8.33	7.57	8,966,038
June	7.72	6.85	10,691,811
July	7.46	6.84	9,854,979
August	7.00	6.42	8,711,595
September	6.83	6.16	13,869,430
October	6.89	5.96	15,077,261
November	6.94	6.52	13,744,317
December	7.47	6.81	8,776,252

Series A Preferred Shares

The Series A Preferred Shares are traded on the TSX under the symbol “AQN.PR.A”. The following table sets forth the high and low price for, and volume of trading in, the Series A Preferred Shares for the periods indicated, based on information obtained from the TSX.

	Price ($)
Month	High	Low	Trading Volume
2013
January	25.87	25.21	488,492
February	26.04	25.56	124,379
March	26.10	25.40	176,234
April	25.80	25.32	170,527
May	26.00	25.60	103.422
June	25.89	24.41	196,137
July	25.10	23.82	121,456
August	24.00	21.54	111,936
September	23.01	21.52	134,728
October	22.62	21.75	113,422
November	22.46	21.52	106,432
December	22.15	20.45	190,347

PRIOR SALES

During the 12 months preceding the date of this short form prospectus, the Corporation issued the following Common Shares and securities convertible into Common Shares:

Private Placements to Emera Incorporated

On February 14, 2013, the Corporation issued 3,421,000 Common Shares to Emera in exchange for the same number of subscription receipts. Such subscription receipts had been issued to Emera on September 12, 2011 at a price of $4.72 per subscription receipt, and were paid for by Emera by a promissory note. The Common Shares were issued following payment of such promissory note by Emera.

On March 26, 2013, the Corporation issued 3,960,000 Common Shares to Emera by way of private placement at a price of $7.40 per Common Share.

Conversion and Redemption of Series 3 Debentures

On December 31, 2012, holders of $55,325,000 principal amount of 7.0% convertible unsecured debentures due June 30, 2017 (the “Series 3 Debentures”) of the Corporation converted their debentures at a conversion price of $4.20 principal amount per Common Share into 13,172,619 Common Shares. On January 1, 2013, the Corporation completed a redemption of the outstanding Series 3 Debentures at a redemption price of $6.37 principal amount per Common Share by issuing 150,816 Common Shares for the remaining $960,000 principal amount of Series 3 Debentures.

Share and Option Grants

On March 14, 2013, the Corporation issued 816,402 options under its stock option plan at an exercise price of $7.72 per stock option. Other than these options, the Corporation did not issue any other options during the 12 month period preceding the date of this prospectus.

During the 12 month period preceding the date of this prospectus, the Corporation issued 85,410 shares pursuant to its employee stock purchase plan at a weighted average issue price of $7.07 per Common Share.

Dividend Reinvestment Plan

During the 12 month period preceding the date of this prospectus, the following number of Common Shares were issued from treasury pursuant to the Corporation’s dividend reinvestment plan at the average price per Common Share and month indicated below:

Month of Issue	Number of Shares	Price per Share ($)
2013
January	324,051	6.87
April	499,185	7.20
July	614,136	6.73
October	688,886	5.83

EARNINGS COVERAGE

The following consolidated earnings coverage ratios of the Corporation are calculated for the twelve-month period ended December 31, 2012 based on audited financial information and for the twelve month period ended September 30, 2013 based on unaudited financial information. The earnings coverage ratios set out below do not give effect to the issue of any Preferred Shares pursuant to this short form prospectus since the aggregate initial offering price of the Preferred Shares that may be issued hereunder and the terms of issue are not presently known. The earnings coverage ratio set out below does not purport to be indicative of earnings coverage ratios for any future period.

	Twelve Months Ended December 31, 2012	Twelve Months Ended September 30, 2013
Earnings Coverage (1)	0.62	0.89

Note:

(1)	Earnings coverage is equal to net earnings, plus income taxes and interest expense, divided by Series A Preferred Share dividends and interest expense. Interest expense includes accretion of interest on Series C mandatorily redeemable Preferred Shares which are accounted for as liabilities.

For the twelve months ending December 31, 2012, the Corporation would have required additional earnings of $21.9 million in respect of interest on long-term debt and $1.0 million in respect of dividends on Series A Preferred Shares, in order to achieve an earnings coverage ratio of one-to-one for such period. For the twelve months ending September 30, 2013, the Corporation would have required additional earnings of $0.7 million in respect of interest on long-term debt and $6.6 million in respect of dividends on Series A Preferred Shares, in order to achieve an earnings coverage ratio of one-to-one for such period.

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement relating to a particular offering of Securities, the Corporation intends to use the net proceeds from the sale of Securities to finance acquisitions, development of new power generation facilities, internal capital spending requirements, reduce outstanding indebtedness of the Corporation, and any balance for general corporate purposes.

The amount of net proceeds from the sale of the Securities and the specific purpose(s) for which the net proceeds will be used will be set forth in a prospectus supplement. The Corporation may, from time to time, issue securities other than through the issue of Securities pursuant to this short form prospectus.

PLAN OF DISTRIBUTION

The Corporation may offer and sell Securities to or through one or more underwriters or dealers purchasing as principals designated by the Corporation from time to time and may also sell Securities directly to one or more purchasers pursuant to applicable statutory exemptions or through agents.

Underwriters, dealers or agents with respect to the Securities sold to or through underwriters, dealers or agents will be named in the prospectus supplement relating to that particular offering of Securities. The prospectus supplement relating to a particular offering of Securities will also set forth the terms of the offering of the Securities including, to the extent applicable, any fees, discounts or other remuneration payable to the underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the issue price (in the event the offering is a fixed price distribution), the manner of determining the issue price(s) (in the event the offering is a non- fixed price distribution), the proceeds that the Corporation will receive and any other material terms of the plan of distribution.

Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non- fixed prices. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers at the time of sale, which prices may vary as between purchasers and during the period of distribution of the Securities. Without limiting the generality of the foregoing, the Corporation may also issue some or all of the Securities offered by this short form prospectus in exchange for securities or assets of other entities which the Corporation may acquire in the future.

If so indicated in the applicable prospectus supplement, the Corporation may authorize underwriters, dealers or agents to solicit offers by certain institutions to purchase the Securities directly from the Corporation pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable prospectus supplement or supplements, which will also set forth the commission payable for solicitation of these contracts.

Unless otherwise specified in the applicable prospectus supplement, the Securities have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered, sold or delivered in the United States or to or for the account or benefit of a “U.S. person” as defined in the regulations thereunder. Each underwriter, dealer and agent will agree, if required, that it will not offer, sell or deliver Securities within the United States or to or for the account or benefit of U.S. persons.

Any offering of Subscription Receipts or Preferred Shares will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable prospectus supplement, the Subscription Receipts or Preferred Shares will not be listed on any securities exchange. Unless otherwise specified in the applicable prospectus supplement, there is no market through which the Subscription Receipts or Preferred Shares may be sold and purchasers may not be able to resell Preferred Shares purchased under this short form prospectus or any prospectus supplement. This may affect the pricing of the Subscription Receipts or Preferred Shares in the secondary market (if any), the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. Certain underwriters, dealers or agents may make a market in the Subscription Receipts or Preferred Shares, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any underwriter, dealer or agent will make a market in the Preferred Shares or as to the liquidity of the trading market, if any, for the Subscription Receipts or Preferred Shares.

Underwriters, dealers or agents who participate in the distribution of Securities under this short form prospectus may be entitled under agreements to be entered into with the Corporation to indemnification by the Corporation against certain liabilities, including liabilities under securities legislation, or contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers or agents with whom the Corporation enters into agreements may be customers of, engage in transactions with, or perform services for, the Corporation in the ordinary course of business.

Subject to applicable securities legislation and except as set out in a prospectus supplement relating to a particular offering of Securities, in connection with any offering of Securities under this short form prospectus, the underwriters, dealers or agents may over-allot or effect transactions intended to stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. These transactions, if commenced, may be discontinued at any time.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement may describe certain Canadian federal income tax consequences which may be applicable to a purchaser of Securities offered thereunder, and may also include a discussion of certain United States federal income tax consequences to the extent applicable.

RISK FACTORS

An investment in the Securities is subject to certain risks. Discussions of certain risk factors affecting the Corporation in connection with the Corporation’s businesses are provided in the Corporation’s disclosure documents filed from time to time with the securities commission or similar securities regulatory authority in each of the provinces of Canada which are incorporated by reference in this short form prospectus. In particular, see “Risk Factors” in the AIF and “Treasury Risk Management” and “Operational Risk Management” in the 2012 MD&A.

Before deciding whether to invest in any Securities, investors should consider carefully the risks described in the documents incorporated by reference in this short form prospectus (including subsequently filed documents incorporated by reference) and those described in a prospectus supplement relating to a specific offering of Securities.

INTERESTS OF EXPERTS

Certain legal matters in connection with offerings of Securities hereunder will be passed upon on behalf of the Corporation by Blake, Cassels & Graydon LLP. As at the date hereof, partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially owned, directly or indirectly, less than 1% of the outstanding Common Shares and Series A Preferred Shares.

KPMG LLP, auditors of the Corporation until March 28, 2013, have confirmed they are independent with respect to the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.

Ernst & Young LLP, auditors of the Corporation effective March 28, 2013, have confirmed they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of Chartered Professional Accountants of Ontario (registered name of The Institute of Chartered Accountants of Ontario).

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

Original purchasers of Subscription Receipts or Preferred Shares which are convertible, exchangeable or exercisable into other securities of the Corporation will have a contractual right of rescission against the Corporation in respect of the conversion, exchange or exercise of such Subscription Receipts or Preferred Shares. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this short form prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this short form prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under Section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under Section 130 of the Securities Act (Ontario) or otherwise at law.

In an offering of Subscription Receipts or Preferred Shares which are convertible, exchangeable or exercisable into other securities of the Corporation, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which the Subscription Receipts or Preferred Shares are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion, exchange or exercise, as applicable, of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal adviser.

CERTIFICATE OF ALGONQUIN POWER & UTILITIES CORP.

Dated: January 29, 2014

This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each of the provinces of Canada.

(Signed) IAN ROBERTSON	(Signed) DAVID BRONICHESKI
Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

(Signed) KENNETH MOORE	(Signed) CHRISTOPHER JARRATT
Director	Director

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